December 18, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson National Life Insurance Company Jackson National Separate Account - I (“Registrant”) File Nos. 333-______ and 811-08664

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is an initial registration statement on Form N-4 ("Initial Registration Statement"). As noted on the Facing Sheet of the Initial Registration Statement, it is also Amendment No. 722 under the Investment Company Act of 1940, as amended.

The prospectus contained in the Initial Registration Statement (“the Elite Access II Prospectus”) describes a variable and fixed annuity contract ("Elite Access II") that will be available both as a qualified plan (e.g. IRA) contract and as a non-qualified contract. The Elite Access II Prospectus is substantially similar in many ways to Jackson's currently offered variable annuity, Elite Access (File No. 333-176619), including the same investment options, minimum premiums, optional services at no cost such as dollar cost averaging and rebalancing, and many of the same base contract provisions. As a result, the prospectuses for the two products in many sections share identical disclosure.

One item to note that is new in this filing is the addition of an optional Return of Premium guaranteed minimum death benefit that is identical to the benefit found on our currently offered Perspective Advisory II variable annuity (File No. 333-217500).

To assist in the review of the Initial Registration Statement, we are providing a marked copy, via email to the Commission Staff reviewer, to reflect the similarities and differences between the disclosure in the Elite Access II Prospectus and the applicable disclosure in the Elite Access prospectus (File No. 333-176619). As you will note, the updated fund list and fund expense information will be provided in the pre-effective amendment to the Initial Registration Statement. We are also providing a courtesy copy of the Elite Access II Prospectus via email to the Commission Staff reviewer.

If you have any questions, please call me at (517) 367-3754.

Very truly yours,

/s/ ALISON SAMBORN

Alison Samborn
Senior Attorney, Legal Product Development

cc:    DeCarlo McLaren